UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 7)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE FRESH MARKET, INC.
 (Name of Subject Company)

THE FRESH MARKET, INC.
 (Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)
35804H106
(CUSIP Number of Class of Securities)

Scott Duggan
Senior Vice President - General Counsel
The Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, NC 27408
 (336) 272-1338
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 Damien R. Zoubek, Esq.
O. Keith Hallam III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2016, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2016, Amendment No. 2 filed with the SEC on April 4, 2016, Amendment No. 3 filed with the SEC on April 5, 2016, Amendment No. 4 filed with the SEC on April 11, 2016, Amendment No. 5 filed with the SEC on April 13, 2016 and Amendment No. 6 filed with the SEC on April 15, 2016  (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by The Fresh Market, Inc., a Delaware corporation (“TFM”, “we” or “us”).  The Schedule 14D-9 relates to the cash tender offer by Pomegranate Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Apollo Management VIII, L.P. (“Management VIII”) with the SEC on March 25, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of TFM (the “Shares”) at a purchase price of $28.50 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”), copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Forward-Looking Statements”:

Expiration of the Offer

At 12:00 midnight, New York City time, on April 21, 2016 (one minute after 11:59 p.m., New York City time, on April 21, 2016), the Offer expired as scheduled and was not extended.  Purchaser was advised by the American Stock Transfer & Trust Company, LLC, the depositary for the Offer, that, as of the expiration time of the Offer, a total of 32,103,659 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 68.2% of the currently outstanding Shares.  In addition, Notices of Guaranteed Delivery have been delivered with respect to 4,465,161 Shares, representing approximately 9.5% of the currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase).  All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As the final step of the acquisition process, TFM, Parent and Purchaser will, as promptly as practicable following the acceptance of the Shares for payment, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer, effect the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into TFM, with TFM continuing as the surviving corporation.  At the Merger Effective Time, each Share then outstanding was converted into the right to receive an amount equal to the Offer Price, net to the holder in cash without interest and less any applicable tax withholding, other than (i) Shares subject to forfeiture conditions, (ii) Shares owned by TFM as treasury stock or (iii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL in connection with the Merger as described above in this Item 8 under the heading “Appraisal Rights”.
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE FRESH MARKET, INC.

Date: April 22, 2016	By:	/s/ Scott Duggan
		Name:	Scott Duggan
		Title:	Senior Vice President - General Counsel

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